CLASS VI SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2022

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Class VI Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 University Blvd, Suite 400
(No. and Street)

Denver	CO	80206
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Younger	(303) 243-5601	chris@classvipartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave, Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

July 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Chris Younger</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Class VI Securities, LLC</u>, as of <u>12/31</u>, 2 <u>022</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



APRIL LYNN WILKINSON
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20144045057
MY COMMISSION EXPIRES   AUGUST 31, 2025

Signature:

Title:
Managing Member

Aprü Lynn Wilkinson
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

C O N T E N T S



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Class VI Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Class VI Securities, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Class VI Securities, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Class VI Securities, LLC's management. Our responsibility is to express an opinion on Class VI Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Class VI Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Class VI Securities, LLC's auditor since 2021.

Maitland, Florida

February 7, 2023


CLASS VI SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS


ASSETS

Cash and Cash Equivalents			$ 3,595,778
Intercompany Receivable			1,506
Property and Equipment - At Cost			
Office Furniture and Equipment	$	1,671	
Leasehold Improvements		168,715	
		170,387	
Less: Accumulated Depreciation		134,849	
Property and Equipment - Net			35,538
TOTAL ASSETS			$ 3,632,822


LIABILITIES AND MEMBERS' EQUITY


MEMBERS' EQUITY

Retained Earnings	3,609,145	
Accumulated other comprehensive income	23,677	
TOTAL MEMBERS' EQUITY		3,632,822
TOTAL LIABILITIES AND		
MEMBERS' EQUITY		$ 3,632,822


The accompanying notes are an integral part of the financial statements.


CLASS VI SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

1 **Company History, Use of Estimates, and Significant Accounting Policies.**

    Company History. Capital Value Advisors, LLC was organized in November 2008 as a Colorado Limited Liability Company and began operations in January 2010. In 2020, the name of the Company was changed from Capital Value Advisors, LLC to Class VI Securities, LLC. The Company is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a registered member of the Financial Industry Regulatory Authority (FINRA). The Company provides advisory services to corporations who are engaged in merger and acquisition activities and the issuance of debt and equity securities to institutional investors and other corporations. The Company is not engaged in any underwriting activities.

    As a registered broker-dealer, the Company is subject to regulatory oversight within the industry, including FINRA, the SEC, and the various securities commissions of the States and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with the rules and regulations promulgated by the examining regulatory authority.

    The Company is not claiming an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k), but is exempt in reliance of footnote 74 of the 2013 SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ updated by the SEC staff July 1, 2020 (the "identified exemption"). The Company is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073. As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Company affirms that it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception. Under the exemptive provisions of footnote 74, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

    Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include management's belief that accounts receivable are fully collectible and long-lived assets are recoverable. Actual results could differ from those estimates.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

Revenue Recognition. Effective January 1, 2018, the Company adopted ASC Topic 606 *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company receives success fee (commission) income for providing marketing advisory services. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2020. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Our principal source of revenue is derived from commission fees, more fully described below.

Commission Fee. Commission fees are due in accordance with the terms of the executed agreement. Commission revenues are recognized when services for the transactions are complete, except when future contingencies exist, in accordance with terms set forth in individual agreements. Commission revenues are dependent on the successful completion of a transaction. Performance obligations are satisfied and revenue is recorded as these events are completed.

Cash Equivalents. The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2022, cash equivalents consisted of amounts held in money market funds.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

Accounts Receivable. Accounts receivable are recorded when invoices are issued. Receivables are written-off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions, and the financial stability of its customers. The Company believes no allowance for doubtful accounts is necessary at December 31, 2022.

Financial Instruments and Concentrations of Credit Risk. The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities. The fair value of these financial instruments approximates their carrying amounts based on current market indicators such as prevailing interest rates and their short-term nature.

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist primarily of cash, cash equivalents, and accounts receivable. The Company periodically monitors its positions with, and the credit quality of, the financial institutions in which it maintains cash deposits. At times throughout the year, balances in various bank accounts may exceed Federally insured limits. The Company has not experienced any losses in such accounts.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral, as management believes they have collection measures in place to limit the potential for significant losses. At December 31, 2022, there are no Accounts Receivable. For the year ended December 31, 2022, approximately 83% of Revenue was generated from one customer.

Property and Equipment. Property and equipment are recorded at cost. Property and equipment is depreciated on a straight-line basis over the estimated useful lives of the asset.

Advertising Expenses. Advertising costs are expensed in the period incurred.

Depreciation. Depreciation of property and equipment is recorded on the straight-line method for financial statement purposes over the estimated useful lives of the assets, which varies from five to ten years.

1 **Company History, Use of Estimates, and Significant Accounting Policies.** **(Cont'd.)**

    Income Taxes. The Company is a Limited Liability Company and has elected to be treated as a partnership for Federal and State income tax reporting purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of its members and any resulting tax liability is the responsibility of the members. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

    Generally Accepted Accounting Principles require the Company to disclose any material uncertain tax positions that management believes does not meet a "more-likely-than-not" standard of being sustained under an income tax audit and to record a liability for any such taxes including penalties and interest. Management of the Company has not identified any uncertain tax positions that require the recording of a

liability mentioned above or further disclosure. The Company evaluates the validity of its conclusions regarding uncertain income tax positions on an annual basis, including its status as a pass-through entity, to determine if facts or circumstances have arisen that might cause management to change its judgment regarding the likelihood of a tax position's sustainability under examination. The Company files income tax returns in the U.S. Federal and State of Colorado jurisdictions.

    New Accounting Pronouncements. **Leases** – The company adopted the new guidance for leases prospectively effective January 1, 2019. The new guidance requires that the Company determine if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use (ROU) assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liabilities are included in loans payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. At January 1, 2019, the Company did not have any borrowed funds and determined a discounted rate of 5% was appropriate.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

There are several elections the Company may choose to utilize, simplifying the adoption process. They are; the practical expedient, the hindsight expedient, combining lease and non-lease components and utilizing the short-term lease option.

The package of practical expedient has three components. The Company has specific elections it may utilize; (i) not to reassess historical lease classification, (ii) not to recognize short-term leases on the statement of financial position and (iii) not to separate lease and non-lease components. The practical expedient is an all or nothing election; the Company elected to use the package of practical expedients.

The Company may elect the hindsight practical expedient to; (i) reassess the likelihood that a lease renewal, termination or purchase option will be exercised and (ii) reassess the impairment of ROU assets. The Company elected to use the hindsight practical expedient.

The Company may elect to include both lease and non-lease components of a lease as a single component, by asset class, and account for both components as part of the lease payment. This election relieves the Company from the obligation to perform a pricing allocation. The Company elected to include both the lease and non-lease components as a single component.

Subsequent Events. In preparing its financial statements, the Company has evaluated subsequent events through the date which the financial statements were available to be issued. Management of the Company has not identified any subsequent events that require reporting or disclosure.

2 Property and Equipment.

A summary of the investment in property and equipment as of December 31, 2021, net of accumulated depreciation, is as follows:

Office Furniture and Equipment	$ 1,671
Leasehold Improvements	33,866
Property and Equipment - Net	$ 35,538

Depreciation expense for the year ending December 31, 2022 was $18,543.

3 Net Capital Requirement.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, and provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company had net capital of $3,595,778, which was $3,590,778 in excess of its required $5,000. The Company's ratio of aggregate indebtedness to net capital did not exceed the requirement.

4 Expense Sharing.

In January 2021 the Company entered into an expense sharing agreement with Class VI Partners, LLC. Each quarter expenses, including salaries and bonuses, rent, marketing and business development, travel and other office overhead items are allocated based upon the % of total revenue recorded for that quarter by each respective company. Any direct costs incurred or recognized by the Company are paid directly by the Company or allocated 100% to the Company and are not included in the expense sharing allocation. During the year ended December 31, 2021, expenses allocated totaled $2,222,132 of which $1,506 is due from Class VI Partners, LLC.

5 Retirement Plan.

The Company has a 401(k) profit sharing plan that covers all employees over the age of 21 who have completed one year of service. The Company makes safe harbor matching contributions to the plan, and at its discretion, may authorize additional matching and/or profit sharing contributions to the plan.